Exhibit 99.1

LINKTONE LTD. REPORTS UNAUDITED FOURTH QUARTER AND FULL YEAR
2012 FINANCIAL RESULTS

Singapore — March 26, 2013 — Linktone Ltd. (NASDAQ: LTON) (“Linktone” or the “Company”), a provider of media and entertainment content and services in key strategic markets in Asia, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012.

FOURTH QUARTER 2012 FINANCIAL HIGHLIGHTS

US$ million, except for per ADS items and %	Three months ended
	December 31, 2011	September 30, 2012*	December 31, 2012	% change vs Dec'11	% change vs Sep'12
Gross Revenues	$16.2	$11.5	$11.2	-31%	-3%
Gross Profit	6.0	4.3	3.8	-37%	-12%
Operating Income / (Loss)	1.5	11.3	(5.4)	-460%	-148%
GAAP Net Income / (Loss)	0.1	12.0	(3.7)	-3800%	-131%
GAAP Net Income / (Loss) per ADS (Diluted)	$0.00	$0.29	$(0.09)	-	-131%

Non-GAAP Net Income	0.0	12.0	6.3	-	-48%
Non-GAAP Net Income per ADS (Diluted)	$0.00	$0.29	$0.15	-	-48%

*Refer to Income Statement amendment explanation

FINANCIAL HIGHLIGHTS FOR FISCAL YEAR 2012

US$ million, except for per ADS items and %	Twelve months ended
	December 31, 2011	December 31, 2012	% change vs Dec'11
Gross Revenues	$60.7	$46.1	-24%
Gross Profit	22.9	16.2	-29%
Operating Income	5.5	16.6	202%
GAAP Net Income	5.3	20.2	281%
GAAP Net Income per ADS (Diluted)	$0.13	$0.49	277%

Non-GAAP Net Income	5.3	30.2	470%
Non-GAAP Net Income per ADS (Diluted)	$0.13	$0.74	469%

Commenting on the results, Mr. Hary Tanoesoedibjo, Group Chief Executive Officer said, “Our revenue for the fourth quarter and full year was impacted by ongoing headwinds in certain of our end markets. Facing structural and regulatory hurdles in our VAS product segments, we focused our efforts throughout 2012 on executing our strategy of developing Linktone into a diversified, multi-platform and multi-territory media and entertainment business, while also investing our excess cash resources to maximize returns for our shareholders.”

“We made significant progress in 2012 across our media and entertainment businesses.  For example, we launched Fumubang.com, our online platform for parents, and the site is gaining good traction as we continue to expand our user base and fine tune our offering in order to enhance the joy of parenting for our users.”

“At the same time, we launched our e-commerce business in Singapore, Happybuys.com, which, for a start, offers entertainment-related items such as books, CD’s and videos. As is the case with Fumubang.com, we are working to collect and incorporate extensive customer feedback to create an optimal user experience.”

“Additionally, our mobile games unit, Letang, gained increasing momentum in 2012, especially in its overseas business where we distribute self-developed and third party mobile games through the Google Play store.”

“We have made significant progress toward our strategic goals to date, as demonstrated by the steady growth in our media content, mobile games, and social commerce revenue streams, which are augmented by our focused management of cash and investments. These areas constitute our long-term growth businesses, driven by ongoing investment, geographic diversification and product innovation.”

FISCAL FOURTH QUARTER 2012 UNAUDITED FINANCIAL RESULTS

Gross revenues declined 3% from the third quarter of 2012 to $11.2 million in the fourth quarter of 2012. On a year-over-year basis, gross revenues decreased from $16.2 million in the fourth quarter of 2011. The year-over-year decline was primarily attributable to a decline in media content revenue due to a decrease in studio home entertainment titles available and a decline in VAS data-related services revenue due to ongoing stringent restrictions imposed by regulators in China and Indonesia.

Linktone’s fourth quarter revenue mix included VAS data-related services (SMS, MMS, WAP, and Java), VAS audio-related services (IVR and RBT), distribution of media content, mobile and PC games as well as social commerce. The breakdown of revenue in the fourth quarter was as follows:

Fourth Quarter Revenue Mix

	Three months ended
US$ million, except for %	September 30, 2012*		December 31, 2012
	Gross	% of Gross Revenues	Gross	% of Gross Revenues
	Revenues		Revenues
VAS Data-related services	$4.7	41%	$4.3	38%
VAS Audio-related services	2.8	24%	2.3	21%
Media content	2.7	23%	2.9	26%
Mobile games	0.8	7%	0.9	8%
PC games	0.1	1%	0.2	2%
Social commerce	0.4	4%	0.6	5%
Total gross revenue	$11.5	100%	$11.2	100%

The shift in the Company’s fourth quarter 2012 revenue mix was primarily related to a decline in VAS revenue in both China and Indonesia, offset by an increase in media content revenue and social commerce revenue.

Data-related services revenue in the fourth quarter accounted for 38% of gross revenues, or $4.3 million, a decline of 9% from the third quarter of 2012. The sequential decline was primarily due to a decrease in MMS, WAP and JAVA revenue from Linktone China.

The breakdown of VAS data-related services revenue in the fourth quarter was as follows:

	Three months ended
US$ million, except for %	September 30, 2012*		December 31, 2012
	Gross	% of Gross Revenues	Gross	% of Gross Revenues
	Revenues		Revenues
SMS	$3.6	31%	$3.8	34%
MMS	0.9	8%	0.5	4%
WAP and JAVA	0.2	2%	0.0	0%
Total Data-related services	$4.7	41%	$4.3	38%

Audio-related services revenue in the fourth quarter accounted for 21% of gross revenues, or $2.3 million, an 18% decrease over the third quarter of 2012. Higher revenue in the third quarter was related to the seasonal increase in IVR revenue in China during the summer school holidays.

The breakdown of VAS audio-related services revenue in the fourth quarter was as follows:

	Three months ended
US$ million, except for %	September 30, 2012*		December 31, 2012
	Gross	% of Gross Revenues	Gross	% of Gross Revenues
	Revenues		Revenues
IVR	$2.0	17%	$1.7	15%
RBT	$0.8	7%	$0.6	6%
Total Audio-related services	$2.8	24%	$2.3	21%

Media content revenue in the fourth quarter accounted for 26% of gross revenues, or $2.9 million, a 7% increase over the third quarter of 2012 due to better performance of theatrical titles released in the fourth quarter.

Mobile games revenue in the fourth quarter accounted for 8% of gross revenues, or $0.9 million, a 13% increase from the third quarter of 2012, due to an increase in advertising revenue.

Social commerce revenue generated by Okezone.com in the fourth quarter accounted for 5% of gross revenues, or $0.6 million, a 50% increase over the third quarter of 2012 due to an increase in advertising revenue.

MARGINS, EXPENSES AND BALANCE SHEET

US$ million, except for %	Three months ended
	December 31, 2011	September 30, 2012*	December 31, 2012	% change vs Dec'11	% change vs Sep'12
Gross profit margin	37%	37%	34%
Operating profit / (loss) margin	9%	98%	(48%)

Operating expenses	$4.9	$6.6	$16.0	227%	142%
Selling and marketing expenses	1.8	2.0	1.7	-6%	-15%
Product development expenses	0.9	1.0	0.5	-44%	-50%
General and administrative expenses	3.9	3.6	3.8	-3%	6%
Reversal of contingent consideration payable	(1.6)	0.0	0.0	-100%	-
Provision for impairment of goodwill / (gain) on recovery of bad debt	(0.1)	0.0	9.9	-10000%	-
Other operating income	0.4	13.5	6.7	1575%	-50%

Operating profit / (loss)	1.5	11.3	(5.4)	-460%	-148%
Income / (loss) before tax	1.6	11.4	(4.9)	-406%	-143%
Income tax benefit / (expense)	(0.9)	0.1	0.7	-178%	600%
GAAP net income / (loss)	0.1	12.0	(3.7)	-3800%	-131%

Gross profit for the fourth quarter of 2012 was $3.8 million, 12% lower than the previous quarter while gross profit margin decreased to 34%.

Operating expenses for the fourth quarter of 2012 were $16.0 million, compared to $6.6 million in the third quarter 2012. Operating expenses for the fourth quarter 2012 included an impairment of goodwill of $9.9 million due to the unfavorable outlook for the DVD and VAS businesses of the Company’s Media content and China VAS reporting units, respectively.  Excluding the impairment expense, operating expense for the fourth quarter 2012 was $6.1 million, representing a decrease of 8% from the third quarter of 2012.

Selling and marketing expenses were $1.7 million in the fourth quarter of 2012, representing a 15% decrease from the previous quarter in-line with the decline in SMS and IVR revenue.

Product development expenses were $0.5 million in the fourth quarter of 2012, a 50% decrease from the previous quarter, primarily due to government subsidies of $0.1 million received and recognized in the fourth quarter of 2012 and capitalization of research and development costs of $0.5 million for the mobile games segment.

General and administrative expenses were $3.8 million in the fourth quarter of 2012, an increase of 6% quarter-over-quarter. This was due to a $0.1 million one-off legal fee for a settlement of a prior year payables.

Other operating income for the fourth quarter of 2012 was $6.7 million, a decline of 50% from $13.5 million in the third quarter of 2012. Other operating income relates to the realized and unrealized gain in marketable securities.  The decline in the fourth quarter of 2012 is due to fluctuations in the market prices of quoted investments.

Operating loss for the fourth quarter of 2012 was $5.4 million compared to an operating income of $11.3 million in the third quarter of 2012 due primarily to the above-mentioned impairment of goodwill and decline in other operating income in the fourth quarter.

Income tax benefit was $0.7 million for the fourth quarter of 2012, $0.6 million higher than the previous quarter, primarily due to deferred tax asset recognized.

GAAP net loss increased to $3.7 million, or negative $0.09 per diluted ADS, in the fourth quarter of 2012, compared with GAAP net income of $12.0 million, or $0.29 per diluted ADS, in the third quarter of 2012. This compared with a GAAP net income of $0.1 million, or $0.002 per diluted ADS, in the fourth quarter of 2011.

Cash and cash equivalents and short-term investments totaled $125.4 million as of December 31, 2012 compared to $123.0 million as of September 30, 2012.  The $2.4 million net increase over the third quarter of 2012 was largely attributable to an increase in the quoted marked-to-market valuation of the investments held by the Company as of December 31, 2012.

SHARE REPURCHASE ACTIVITY

During the fourth quarter of 2012, the Company purchased approximately 122,500 ADSs in the open market at an average price of $2.67 per ADS pursuant to the Company’s previously announced buyback program.

INVESTING ACTIVITY

Linktone purchased 29 million shares of PT Media Nusantara Citra TBK and 42 million shares of PT MNC Sky Vision TBK in the fourth quarter of 2012 for $17.1 million.

FIRST QUARTER FISCAL 2013 OUTLOOK

For the first quarter ending March 31, 2013, Linktone anticipates gross revenues to be in the range of $10 million to $12 million. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

INCOME STATEMENT AMENDMENTS

In the fourth quarter of 2012, management of Linktone determined to reclassify realized and unrealized gains on investments in its consolidated statements of comprehensive income from “Gain on sale of investment” to “Other operating income.”  This change was implemented to better reflect the nature of the Company’s operations.  In addition, fourth quarter 2012 gross revenues reflect RBT revenue being recognized on a net basis net of payment to operators instead of a gross basis.  Based on the terms of new contracts during the year, we determined that it is more appropriate to present RBT revenue from these new contracts on a net basis. The consolidated statement of comprehensive income of 30 September 2012 has been amended to reflect net presentation of RBT revenue.

USE OF NON-GAAP FINANCIAL MEASURES

The reconciliation of GAAP measures with non-GAAP measures for net income and net income per diluted ADS included in this press release is set forth after the attached unaudited financial information.  Linktone believes that the supplemental presentation of Non-GAAP net income and Non-GAAP net income per diluted ADS, adjusted to exclude the effect of share-based compensation expense and provision for impairment of goodwill and intangible assets/ gain on recovery of bad debt, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items not indicative of Linktone’s future ongoing operating results.  Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods.  Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results accompanying this press release.

ABOUT LINKTONE LTD.

Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the Company’s strong nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements.  The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into Asian markets outside of the People’s Republic of China (“PRC”) and diversify its revenue base; changes in the policies of the relevant government regulators or telecom network operators in China and Indonesia or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company may charge customers; the risk that other changes in applicable laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to realize meaningful returns from investments it makes, including its acquisitions or strategic partnerships, or may be required to record provisions for impairments in the value of the Company's investments; Linktone’s ability to cost-effectively market its services and products; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in the PRC and the other markets in which it operates including the VAS market in Indonesia and the market for edutainment and entertainment products and social commerce, for whatever reason, including competition or changes in the regulatory environment; the risk that Linktone will not be able to effectively manage entities that it acquires or effectively utilize their resources; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

CONTACTS:

Investor Relations (HK):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: +852 3196 3712
Email: linktone@king-worldwide.com

Investor Relations (US):
Bryan Degnan, Senior Associate
Taylor Rafferty
Tel: 212-889-4350
Email: linktone@king-worldwide.com

- Financial Tables to Follow –

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)
	December 31,	December 31,
	2011	2012
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	40,921,818	35,041,672
Restricted cash	603,088	-
Short-term investments	56,584,958	90,318,579
Accounts receivable, net	17,048,783	15,928,263
Tax refund receivable	1,177,761	906,197
Inventories	1,881,749	1,848,552
Due from related parties	2,375,450	115,385
Deferred tax assets	486,176	732,987
Deposits and other current assets	5,702,726	6,065,370
Total current assets	126,782,509	150,957,005

Property and equipment, net	11,195,432	11,760,832
Non-current assets held for sale	814,878	-
Intangible assets, net	9,525,908	8,114,889
Goodwill	40,483,355	29,571,982
Deferred tax assets	369,706	729,386
Other long-term assets	1,024,442	2,680,478

Total assets	190,196,230	203,814,572

Liabilities and shareholders' equity
Current liabilities:
Account payable, accrued liabilities and other payables	14,980,545	16,105,947
Due to related parties	16,198	456,765
Short-term loan	4,781,181	6,122,924
Taxes payable	4,088,188	1,879,355
Deferred revenue	387,149	421,723
Deferred tax liabilities	126,034	516,977
Total current liabilities	24,379,295	25,503,691

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)
	December 31,	December 31,
	2011	2012
	(audited)	(unaudited)
Long-term liabilities
Deferred tax liabilities	2,761,348	2,182,299
Long term loan	511,878	-
Other long-term liabilities	67,688	958,030

Total liabilities	27,720,209	28,644,020

Shareholders’ equity
Linktone Ltd. shareholders’ equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 421,435,030 shares issued and 410,422,650 shares outstanding as of December 31, 2011 and 421,435,030 shares issued and 408,018,820 shares outstanding as at December 31, 2012, respectively)	42,144	42,144
Additional paid-in capital	137,745,875	137,603,617
Treasury stock	(1,425,204)	(1,905,608)
Statutory reserves	2,466,165	2,499,512
Accumulated other comprehensive income:
Unrealized gain on investment in marketable securities	4,453,157	-
Cumulative translation adjustments	10,973,973	11,507,026
Accumulated income / (losses)	(14,425,929)	5,706,528
Noncontrolling interest	22,645,840	19,717,333
Total shareholders’ equity	162,476,021	175,170,552

Total liabilities and shareholders’ equity	190,196,230	203,814,572

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

	Three months ended			Twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2011	2012*	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)
Gross revenues	16,227,988	11,525,156	11,156,409	60,677,173	46,150,876
Sales tax	(537,775)	(239,401)	(156,110)	(1,591,748)	(808,257)
Net revenues	15,690,213	11,285,755	11,000,299	59,085,425	45,342,619
Cost of services	(9,689,057)	(6,959,341)	(7,229,643)	(36,202,433)	(29,101,246)
Gross profit	6,001,156	4,326,414	3,770,656	22,882,992	16,241,373
Operating expenses:
Product development	(906,077)	(988,882)	(532,145)	(3,230,445)	(3,204,485)
Selling and marketing	(1,751,683)	(1,957,381)	(1,666,594)	(8,566,257)	(7,191,373)
General and administrative	(3,945,197)	(3,613,445)	(3,828,948)	(12,638,207)	(14,330,484)
Reversal of contingent consideration payable	1,618,816	-	-	1,618,816	-

Gain on recovery of bad debt / (provision) for impairment of goodwill	100,000	-	(9,928,373)	110,425	(9,928,373)
Total operating expenses, net	(4,884,141)	(6,559,708)	(15,956,060)	(22,705,668)	(34,654,715)
Other operating income	409,299	13,548,213	6,742,971	5,277,173	35,045,012
Income / (Loss) from operations	1,526,314	11,314,919	(5,442,433)	5,454,497	16,631,670
Interest income	337,137	319,897	201,433	2,398,065	1,282,336
Other income / (loss)	(281,669)	(219,165)	379,246	(264,934)	(639,663)
Income / (Loss) before tax	1,581,782	11,415,651	(4,861,754)	7,587,628	17,274,343
Income tax benefit/(expense)	(939,791)	94,767	730,379	(1,299,981)	1,260,608
Less: Net (income)/loss attributable to non- controlling interest	(553,143)	445,482	460,631	(1,024,205)	1,630,853
Net income / (Loss)	88,848	11,955,900	(3,670,744)	5,263,442	20,165,804
Other comprehensive income/ (loss):	5,870,589	(2,922,717)	(3,107,880)	3,742,020	(3,922,970)
Comprehensive income / (Loss)	5,959,437	9,033,183	(6,778,624)	9,005,462	16,242,834

Basic income / (loss) per ordinary share:
Total net income / (loss)	0.00	0.03	(0.01)	0.01	0.05
Diluted income / (loss) per ordinary share:
Total net income / (loss)	0.00	0.03	(0.01)	0.01	0.05

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

	Three months ended			Twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2011	2012*	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)
Basic income / (loss) per ADS:
Total net income / (loss)	0.00	0.29	(0.09)	0.13	0.49
Diluted income / (loss) per ADS:
Total net income / (loss)	0.00	0.29	(0.09)	0.13	0.49

Weighted average ordinary shares:
Basic	416,208,612	409,243,820	408,831,048	420,041,022	409,190,082
Diluted	416,210,858	409,545,439	410,566,008	420,088,521	409,813,841

Weighted average ADSs:
Basic	41,620,861	40,924,382	40,883,105	42,004,102	40,919,008
Diluted	41,621,086	40,954,544	41,056,601	42,008,852	40,981,384

LINKTONE LTD.
NON-GAAP RECONCILIATION
(In U.S. dollars, except share data)

	Three months ended			Twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2011	2012*	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)

Net income / loss	88,848	11,955,900	(3,670,744)	5,263,442	20,165,804
Stock based compensation expense	37,178	25,475	25,475	133,917	151,854
Gain on recovery of bad debt / (provision) for impairment of goodwill	(100,000)	-	9,928,373	(110,425)	9,928,373
Non-GAAP net income	26,026	11,981,375	6,283,104	5,286,934	30,246,031

Non-GAAP diluted income per share	0.00	0.03	0.02	0.01	0.07
Non-GAAP diluted income per ADS	0.00	0.29	0.15	0.13	0.74
Number of shares used in diluted per-share calculation	416,210,858	409,545,439	410,566,008	420,088,521	409,813,841
Number of ADSs used in diluted per-share calculation	41,621,086	40,954,544	41,056,601	42,008,852	40,981,384